Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: MOODY’S RATING CHANGES DUE TO THE IMPLEMENTATION OF A NEW VALUATION METHODOLOGY

Torino, Milano, 14th April 2007 — Intesa Sanpaolo communicates that yesterday, following the application of a new valuation methodology, Moody’s upgraded the long-term debt and deposit rating to Aa2 from Aa3, affirmed the short-term debt and deposit rating at P-1 and downgraded the Bank Financial Strength Rating to B- from B.

The outlook is stable.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com